SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     MANAGEMENT’S PROPOSAL
TO REVIEW THE CAPITAL BUDGET OF
TIM PARTICIPAÇÕES S.A.
NOVEMBER 2005

R$ million	Preliminary Budget 2005	Final Estimate 2005	Final Change	Change %	Tim Nordeste	Tim Sul

Total Industrial Investments	561,783	718,300	156,517	28%	344,000	374,300

Network	434,790	462,000	27,210	6%	218,000	244,000
Information Technology (IT)	40,046	159,000	118,954	297%	69,000	60,000
Building	25,331	20,600	(4,731)	-19%	13,000	7,600
Loan for use	53,323	69,000	15,677	29%	40,000	29,000
Other investments	8,293	7,700	(593)	-7%	4,000	3,700

Sources	561,783	718,300			344,000	374,300

Funding (BNB)		85,000			85,000
Own cash generation	361,886	433,403			162,920	272,857
Profit retention	199,897	199,897			96,080	101,443

General Description

1. Network

The investment to expand network views at meeting the demand of GSM new clients, in addition to the migration of TDMA client base. We estimate that GSM base should reach nearly 4.8 million clients by December 2005, an increment of approximately 2.8 million clients compared to December 2004.

The investments will be allocated as follows:

a) Core: implementation of new GSM centers (MSC and HLR) and enlargement of current centers capacity; Tim Nordeste: (HLR expansion, new HLR, NGN, APZ Upgrade); Tim Sul: (new HLR, APZ Upgrade, NGN);
b) Access network: expansion of voice channels in existing sites in order to meeting the traffic demand and enlargement of existing transmission system (DXX, mini-link radio); (BSC Expansion. New BSC, BTS Expansion, New BTS, MW, Repeater);
c) Management: investment in management tools (NMC and OSS);
d) VAS: expansion of short message service platforms (SMS), data service (EDGE/GPRS), Voice mail and new services to be launched by the Marketing area; (IN, VMS, SMS, WAP, GPRS and others);
e) Training: application of employees’ training;
f) Quality ongoing improvement: GSM network coverage will need investments in new sites (BTS, repeaters), reallocation of existing sites, change of antennas, implementation of 900MHz sectors and the acquisition of analysis tools and supervision of network quality.

2. Loan for Use

The investments will be directed to the migration of business and high value clients for GSM, viewing besides loyalty, the availability of GSM network special services, such as EDGE/GPRS, SMS, TIM Access TV, TIM Box, domestic coverage, international roaming, etc. The change of outdated and/or defective handsets is also estimated, renewal of contracts, acquisition of new business and high value clients.

A minor addition occurred, as a result of such review, in relation to the amount initially budgeted for 2005 in this investment category.

3. Information Technology (IT)

Information Technology investments will be allocated as follows:

  Implementation and maintenance of support applications to logistics process and sales;
  Implementation and maintenance of revenue assurance systems;
  Implementation and maintenance to improve CRC support systems;
  Implementation and maintenance of Contact Center systems– Ura, Pabx, recording system etc;
  Implementation and maintenance of co-billing systems;
  Implementation and maintenance of legal systems – AspenSati, Hashcode and others;
  Implementation and maintenance of WEB environment for the development of new functionalities in self-service and the development of new customer relationship channels;
  Implementation of a site-backup to ensure the continuity of company’s operations;
  Implementation and maintenance of retention and loyalty systems;
  Implementation and maintenance of support applications to logistics process and sales;
  Implementation and maintenance of revenue assurance systems;
  Implementation and maintenance to improve CRC support systems
  Implementation and maintenance of Contact Center systems – Ura, Pabx, recording system etc.
  Hardware – Tim Nordeste and Tim Sul (Risk Servers, Storage, Infrastructure and Intel Servers);
  SWL – Tim Nordeste (licenses for mediation, billing, security and business intelligence platforms); Tim Sul (Clarify licenses for CRM – Customer Relations Management platform, roaming management, BSCS for post-paid platform, OPSC for prepaid platform and security platform); and
  SWD – Tim Nordeste (development of billing, sales, business intelligence, CRM, operations and security platform systems; data center migration project); Tim Sul (development of billing, CRM, sales, operations, revenue assurance and security platform systems).

4. Building

The investments include the renovation of the stores layout, implementation of new stores in shopping centers and other sites, as well as the refurbishment of administrative buildings.

5. Other Investments

The investments include the acquisition of new kiosks, change of vehicles, purchase of equipment, such as projector, etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 6, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer